Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of BRT Realty Trust. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 22, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of beneficial interest in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

BRT Realty Trust

of

Up to 2,500,000 Shares of Beneficial Interest

at a Purchase Price of $6.30 Per Share

BRT Realty Trust, a Massachusetts business trust (the “Company”), is offering to purchase for cash up to 2,500,000 of its shares of beneficial interest, par value $3.00 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).  The Company is inviting its shareholders to tender their Shares at a price of $6.30 per share, without interest, upon the terms and subject to the conditions of the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered.  The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 20, 2010, UNLESS THE OFFER IS EXTENDED.

The Board of Trustees of the Company has approved the Offer. However, none of the Company, its Board of Trustees, the Information Agent or the Depositary is making any recommendation to any shareholder as to whether to tender or refrain from tendering Shares, and the Company has not authorized any person to make any such recommendation.  Shareholders must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender.  In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

The Company will purchase at $6.30 per share all Shares properly tendered, and not properly withdrawn, prior to the “Expiration Date” (as defined below), upon the terms and subject to the conditions of the Offer, including the “odd lot” (as defined below), proration and conditional tender provisions (as described in the Offer to Purchase).  Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment.  The Company reserves the right, in its sole discretion, to purchase more than 2,500,000 Shares pursuant to the Offer, subject to applicable law.

The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, October 20, 2010, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment under the Offer.  The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by the  Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 2,500,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the following basis:

•  first, from all holders of “odd lots” (holders of fewer than 100 Shares) who properly tender all their Shares and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference);

•  second, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) from all other shareholders who properly tender Shares and do not properly withdraw them before the Expiration Date, other than shareholders who tender conditionally and which conditions were not initially satisfied; and

•  third, only if necessary to permit the Company to purchase 2,500,000 Shares, from all other shareholders who have tendered Shares conditionally, for which the conditions were not initially satisfied, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

The Company will return all tendered Shares that it has not purchased in the Offer to the tendering shareholders or, in the case of Shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense, promptly after the Expiration Date.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.  The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered.  The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.  Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Securities Exchange Act of 1934, as amended), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Marketwire or another comparable service.

Generally, the receipt of cash from the Company in exchange for a shareholder’s Shares will be a taxable event for the shareholder for U.S. federal income tax purposes.  The receipt of cash for a shareholder’s Shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase.  The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. shareholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. shareholder furnishes to the Depositary (or other applicable withholding agent).

If you are a U.S. Holder, you should complete the Form W-9 included as part of the Letter of Transmittal.  Any tendering shareholder that fails to complete, sign and return to the Depositary (or other applicable withholding agent) the Form W-9 included in the Letter of Transmittal (or other such Internal Revenue Service form as may be applicable) may be subject to U.S. backup withholding. Such withholding would be equal to 28% of the gross proceeds paid to the shareholder pursuant to the Offer.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City Time, on November 18, 2010. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the

Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible institution.  If more than one Letter of Transmittal has been used or Shares have been otherwise tendered by a shareholder in more than one group of Shares, Shares may be withdrawn by such shareholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.  If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a shareholder’s right to challenge the Company’s determination in a court of competent jurisdiction.  None of the Company, American Stock Transfer & Trust Company, LLC, as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

As of September 20, 2010, the Company had approximately $58.1 million in cash and cash equivalents.  The Company will use a portion of its cash and cash equivalents to fund the Offer.  The Company’s Board of Trustees, after evaluating the Company’s anticipated cash requirements and commitments, believes that purchasing shares in the Offer is advisable as an alternative to other available uses of the funds required to complete the Offer.  The Offer represents an opportunity for the Company to return capital to its shareholders who elect to tender their Shares.  Additionally, those shareholders who do not participate in the Offer will automatically increase their relative percentage interest in the Company and its future operations at no additional cost to them.  The Offer also provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before making any decision with respect to the Offer.  Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below.  Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery also may be directed to the Information Agent.  Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners

110 Wall Street, 27th Floor

New York, NY 10005

Banks and Brokers Call:  (347) 578-1396

Call Toll Free:  (800) 576-4314

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company, LLC Attention: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	By Hand or Overnight Courier: American Stock Transfer & Trust Company, LLC Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219